SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2007

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

                              TAT Technologies Ltd.

6-K Items

     1. Press Release re TAT Technologies Ltd. Intends to Raise Funds for Growth Opportunities dated January 8, 2007.

     2. Press Release re Stork and TAT Unable to Reach Final Agreement on Joint Venture Piedmont and Limco dated January 8, 2007.

                                                                          ITEM 1

Press Release                                       Source: TAT Technologies Ltd

TAT Technologies Ltd. Intends to Raise Funds for Growth Opportunities

Monday January 8, 9:06 am ET

GEDERA, Israel, January 8 /PRNewswire-FirstCall/ -- TAT Technologies Limited (NASDAQ: TATTF - News) announced today that following discontinued negotiations with Stork N.V. as announced today, the Company intends to raise funds for the U.S subsidiaries through public offering and/or private placement.

The Company continues to progress with its strategic plans towards acquisitions of and mergers with companies operating in fields that are synergistic with those of the Company.

Piedmont, based in Kernersville, North Carolina, is active in the growing aerospace maintenance, repair and overhaul ('MRO") business. It specializes in providing MRO services for auxiliary power units, landing gear and propellers used in many aircraft, including aircraft manufactured by Boeing, ATR, Embraer and Bombardier. Piedmont employs approximately 130 employees.

Limco, based in Tulsa, Oklahoma, is a leader in the aerospace industry, serving customers both as an original equipment manufacturer ("OEM") of heat transfer equipment used in commercial, regional, business and military aircraft and complete environmental control systems and cooling systems for electronics and as a MRO repair station for heat transfer equipment and pneumatic ducting. Limco employs approximately 150 employees.

TAT Technologies Ltd. together with its subsidiaries is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the Company repairs and overhauls aircraft accessories and systems such as APU's ,landing gear, propellers, pumps and valves.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:
    Mr. Israel Ofen
    Executive Vice-President and Chief Financial Officer
    TAT Technologies Ltd.
    +972-8-859-5411

                                                                          ITEM 2

Press Release                                       Source: TAT Technologies Ltd

Stork and TAT Unable to Reach Final Agreement on Joint
Venture Piedmont and Limco.

Monday January 8, 9:15 am ET

GEDERA, Israel, January 8 /PRNewswire-FirstCall/ -- TAT Technologies Limited (NASDAQ: TATTF - News) and Stork N.V. announce today that they have not been able to reach a final agreement with respect to the previously announced proposed joint venture with Piedmont and Limco. Both parties jointly came to this conclusion after TAT became aware of unexpected complexities, which for Stork lead to the conclusion that there was no sound basis for a successful transaction. Both parties regret this.

Parties wish to state that this decision has no influence on the existing business relationship between Fokker Services and Piedmont and Limco.

The previously announced proposed joint venture concerns the sale by TAT to Stork of a controlling interest in Piedmont Aviation Component Services LLC and a substantial minority interest in Limco Airepair, Inc., both wholly owned subsidiaries of TAT.

TAT Technologies Ltd. together with its subsidiaries is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the Company repairs and overhauls aircraft accessories and systems such as APU's ,landing gear, propellers, pumps and valves.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:

    Mr. Israel Ofen
    Executive Vice-President and Chief Financial Officer
    TAT Technologies Ltd.
    +972-8-859-5411

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                 (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                 Israel Ofen
                                                 Executive Vice President and
                                                 Chief Financial Officer


Date: January 8, 2007